Exhibit 99.1

Hut 8 Mining Advances High-Performance Computing Capabilities with Procurement of Tier 1 Server Hardware

TORONTO, May 25, 2021 /CNW/ - Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company"), one of North America's oldest and largest innovation-focused digital asset mining pioneers, is pleased to announce the procurement of new server hardware through Amulet Hotkey to be used in conjunction with the Nvidia GPUs announced on March 26, 2021.

This deal is significant for Hut 8 as it unlocks enterprise quality hardware, technical support, and a plethora of monitoring and control tools for the Company while it pursues additional computationally intensive applications in the high-performance computing space. This transaction serves to advance Hut 8's revenue diversification strategy and drive immediate short and long-term revenue growth objectives forward in FY2021.

The new hardware is standard purpose and can be used for not only GPU mining but for high- performance computing, artificial intelligence and machine learning applications in the future.

"The multi functionality of these servers is what attracted Hut 8 to this opportunity and motivated us to procure hardware through Amulet Hotkey," said Jaime Leverton, CEO of Hut 8 Mining. "Our executive leadership team will continue seeking out opportunities that foster long-term value for Hut 8 investors as we grow to meet and exceed the accelerated needs of the high-performance computing industry."

About Amulet Hotkey:

Amulet Hotkey designs, manufactures, and integrates solutions for remote physical or virtual workstations, as well as virtual and cloud desktops. The company's solutions are optimized for mission-critical and data-intensive applications to deliver robust, secure, and uncompromised performance backed up by world-class support.

Amulet Hotkey's customers include Fortune 500 and Global 2000 enterprises as well as local and national governments. The solutions are deployed in command and control, emergency call centers, investment banks, oil & gas, CAD designers, digital content creation, and postproduction studios around the world.

About Hut 8:

Hut 8 is one of North America's oldest, largest and innovation-focused bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy.

Forward-Looking Statements:

Statements made in this press release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as "may", "would", "could", "will", "believes", "plans", "anticipates", "estimates", "expects" or "intends" and other similar statements which are not historical facts contained in this release are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect Hut 8's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause Hut 8's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, those factors which are discussed under the heading "Risk Factors" in Hut 8's Annual Information Form dated March 25, 2021, as filed with applicable Canadian securities regulatory authorities and available on SEDAR under the Hut 8's profile at www.sedar.com and elsewhere in documents that Hut 8 files from time to time with such securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. Hut 8 does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

SOURCE Hut 8 Mining Corp

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 08:07e 25-MAY-21